

December 11, 2009

Mr. Zhassulan Bitenov
Chief Financial Officer
Bekem Metals, Inc.
170 Tchaikovsky Street, 4th Floor
Almaty, Kazakhstan 050000

> **Re:** **Bekem Metals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 0-50218**

Dear Mr. Bitenov:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Risk Factors

"We are Subject to all the Risks of Operating in a Foreign Country", Page 31

1. We note your disclosures which indicate significant penalties may be imposed for currency law violations and that legislation and regulation regarding foreign currency transactions continues to evolve in Kazakhstan. Please tell us if you have considered the requirement to provide "parent only" financial statements.

Please refer to Rule 5-04 and Rule 12-04 of Regulation S-X. If so, please explain why you believe this information is not necessary.

Plan of Operations

Feasibility Study and Processing Plant Design, page 43

2.	We note your disclosure that reads, "We plan to spend approximately $5,000,000 in 2009 for preparation of the first stage of the processing plant design. In accordance with the Kazakhstani construction requirements the first stage includes preparation of the design developed on the basis of summaries and indexes of pre-design documentation". Please clarify this disclosure to better explain the nature of the activities and the design product that will be achieved.

Financial Statements

Report of Independent Registered Public Accounting Firm, Page F-2

3.	We note that your auditors are located in Utah. It appears that all of the assets, liabilities, revenues and expenses of the company relate to operations and the headquarters located in Kazakhstan. Please tell us how the audit of the operations in Kazakhstan, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

   a.	Whether another auditor was involved in the audit of the Kazakhstani operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor, Hansen, Barnett & Maxwell, PC, assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;

   b.	Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within Kazakhstan.

Note 1 – Basis of Presentation, Nature of Business and Significant Accounting Policies

Revenue Recognition, page F-10

4.   We note your policy that indicates you have reduced exploration costs for sales of ore and brown coal. We note elsewhere in your document, despite the absence of reserves, you extracted 146,107 tons of ore. If material, please modify your presentation of these revenues to separately identify them as "Revenues from the Exploration Stage."

Exploratory Costs, page F-12

5.   We note your policy disclosure that reads, "Since the Company is deemed to be in the Exploration stage, all costs related to operating activities are classified as Exploratory costs." Please note that under U.S. GAAP, accounting for mining related costs is dependent upon their nature, regardless of a project's or company's stage of development. As such, please modify your policy to indicate if true, that exploration costs are expensed as incurred.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, or Kimberly Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief